EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2018 and 2017

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of November 7, 2018, and relates to the financial condition and results of operations for the three and nine months ended September 30, 2018 and 2017. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2018 and 2017, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 (“consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended September 30, 2018 and 2017 are also referred to as “Q3 2018” and “Q3 2017”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The Consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings (loss) per share, issued and outstanding common shares, options, warrants, and per share amounts have been adjusted retrospectively to reflect the share consolidation.

On May 25, 2018, the Company acquired Rye Patch Gold Corp. (“Rye Patch”). All financial and operational information contained within this MD&A includes the period from May 25, 2018, to September 30, 2018, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q3 2018 OPERATIONAL OVERVIEW AND RECENT DEVELOPMENTS

-

Signed a definitive agreement with Coeur Rochester Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”) on October 16, 2018, for the sale of some of the Company’s non-core assets, located 40 kilometers south of the Company’s Florida Canyon Mine in Nevada. The assets include those comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. Under the terms of the definitive agreement, the Company will receive total consideration of $19.0 million upon closing of the transaction (the “Transaction”), payable in shares of Coeur common stock (the “Consideration Shares”) valued based on a volume-weighted average stock price for the five (5) trading day period ending on the third trading day preceding the closing. The transaction is expected to close in the fourth quarter of 2018.

-

Reduced the outstanding debt with Macquarie Bank Limited (“MBL”) from $15.0 million at June 30, 2018, to $5.0 million at October 16, 2018. The debt was reduced by making a scheduled quarterly payment of $1.25 million on September 30, 2018; by monetizing the gold hedge book for proceeds of $2.5 million; and by utilizing approximately $6.25 million in previously restricted cash to pay down the debt. The Company expects to fully extinguish the MBL debt during the fourth quarter of 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

-

Settled a $5.0 million contingent liability that the Company acquired with its acquisition of Rye Patch and the Florida Canyon Mine earlier in 2018. The liability originated from the acquisition of the Florida Canyon Mine by Rye Patch from ADM-Gold Co., Ltd (“Admiral”). The liability consisted of $5.0 million in cash and 15,000,000 share purchase warrants exercisable for Rye Patch common shares (pre-January 2018 consolidation) payable upon Florida Canyon achieving certain milestones. The Company was able to settle the contingent liability by:

•

Issuing 2,307,692 warrants to Admiral to purchase Company common shares at a strike price of $3.25. Each warrant is exercisable for two years for 0.48 Alio Gold shares plus CAD$0.001 cash. Should the warrants be exercised, the Company would issue 1,107,692 shares in Alio Gold and receive approximately $7.5 million net cash;

•	Issuing 923,077 Alio Gold shares at a deemed price of $2.71 per share;
•	Releasing approximately $1.6 million that was being held back from Admiral since the original acquisition of the Florida Canyon Mine in respect of certain liabilities; and,
•

Issuing an unsecured promissory note (the “Note”) for $2.5 million payable in five years. The Note bears interest that is payable quarterly at a rate of four percent (4%) per annum until the first anniversary of the Note and nine percent (9%) per annum until the maturity date of the Note. The Company has the right to repay the Note at any time without penalty.

-	Updated a surety bond in September 2018 for the Florida Canyon Mine in Nevada, releasing an additional $5.1 million in cash.

San Francisco Mine Highlights

-

Produced 11,608 ounces of gold at cash costs and all-in sustaining costs(1) (“AISC”) of $1,189 per gold ounce and $1,315 per gold ounce, respectively, during Q3 2018, at the San Francisco Mine (“San Francisco”)

-

Negotiated an interim mine plan with reduced stripping rates of 50,000 tonnes per day with the San Francisco mining contractor which is in effect until December 31, 2018, with an option to the Company to extend until February 28, 2019.

-

Provided an updated Mineral Reserve statement, showing San Francisco’s Proven and Probable Reserves totaled 55.5 million tonnes of ore with an average grade of 0.49 g/t containing 854,472 ounces of gold as of July 1, 2018. The Mineral Reserve Estimate was based on a gold price of $1,250/oz.

Florida Canyon Mine Highlights

-

Produced 11,998 ounces of gold at cash costs and all-in sustaining costs(1) (“AISC”) of $1,018 per gold ounce and $1,064 per gold ounce, respectively, during Q3 2018 at the Florida Canyon Mine (“Florida Canyon”).

-

Provided an updated Mineral Resource statement showing Florida Canyon’s Measured and Indicated Resources totaled 132.9 million tonnes of ore with an average grade of 0.40 g/t containing 1.7 million ounces of gold as of July 31, 2018, an increase of 52% compared to the Preliminary Economic Assessment dated June 22, 2016.

-

Advanced work on an updated Life of Mine Plan for Florida Canyon that is expected to be completed by the end of 2018. The report is expected to include conversion of a portion of the resources into reserves, a new life of mine plan and recommendations on capital improvements to fully ramp up production in 2019. The Life of Mine Plan will be published in the Technical Report prepared in accordance with Canadian National Instrument NI 43-101.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Ana Paula Project Highlights

-	Suspended all exploration activity at the Ana Paula Project (“the Project” or “Ana Paula”) temporarily, including construction of the underground decline.

Q3 2018 CONSOLIDATED FINANCIAL HIGHLIGHTS

-	Net loss of $3.7 million or $0.04 per share for Q3 2018.
-	Cash used in operating activities was $3.5 million or $0.04 per share for Q3 2018.
-	Cash and cash equivalents at September 30, 2018, of $24.5 million.

-	Working capital, current assets less current liabilities, at September 30, 2018, of $72.9 million.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio Gold’s vision is to create a leading precious metals company by leveraging its existing platform of assets and people to maximize value for all its stakeholders.

Alio Gold operates two open-pit heap leach operating mines: the San Francisco Mine in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway) and the Florida Canyon Mine, in Nevada, United States (“US”), located approximately 210 kilometres north of Reno. In addition, Alio Gold has exploration stage projects in Mexico and the US.

The Company’s development stage Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”)(1) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The Project has been temporarily suspended as the Company focuses on ramping up operations at Florida Canyon and completing a pit pushback at San Francisco.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver. Alio Gold's principal product is refined gold doré sold primarily in the London spot market. As a result, Alio Gold is not dependent on a particular purchaser with regard to the sale of the gold doré.

Macroeconomic and Commodity Price Environment

Continued price volatility and support for gold prices could be influenced by the relative strength or weakness of the US dollar, global geo-political events and supply/demand fundamentals. The gold price was $1,187 per gold ounce on September 28, 2018 and reached highs of $1,262 during Q3 2018. The average realized gold price for Q3 2018 approximated $1,271 per gold ounce. During the last quarter of 2017 and early in 2018, the company executed a risk management program for approximately 60% of the monthly production that extends to the end of 2018, with bought put prices of $1,250 per gold ounce and sold call prices ranging from $1,400 to $1,469. Upon the acquisition of Rye Patch, the Company assumed fixed gold forward sales contracts covering 127,371 gold ounces for settlement through 2021. Subsequent to September 30, 2018, all remaining gold forward sales contracts were financially settled.

(1)	Refer to the Ana Paula technical report NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico, dated May 16, 2017, available on the Alio Gold website (www.aliogold.com).

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

OUTLOOK

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon and completing a significant pit push-back at San Francisco.

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for San Francisco on May 11, 2017, which included a significant pre-stripping campaign over a two year period, and modifying the crusher process to improve recoveries. A technical report with the May 2017 mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

In July 2017, the Company initiated the capital stripping campaign and increased mining rates from 30,000-35,000 tonnes per day (“tpd”) to 90,000-100,000 tpd. During Q3 and Q4 2017, ore delivered to the crusher was of lower grade than anticipated, resulting in cash flow from operations that was not sufficient to fund the capital expenditures outlined in the revitalization plan. During Q4 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated. In particular, crushing improvements totaling $4.9 million which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in the open pit. In addition, the power upgrade project which commenced during Q3 2017 was put on hold.

During December 2017, a dual cut-off strategy was implemented which involved trucking lower grade run-of-mine (“ROM”) ore to old heap leach pads while higher cut-off grade material was fed to the crusher. ROM ore was placed under leach in January 2018 and as at September 30, 2018, approximately 1.8 million tonnes of ROM ore grading an average of 0.17 g/t gold had been stacked on historical leach pads 1 and 2. As at September 30, 2018, approximate gold production from ROM ore was 2,448 ounces. However, the dual cut-off strategy was not successful in increasing the grade of the ore to the crusher and was discontinued in September 2018. Approximately 50% of the waste stripping campaign that was envisioned to be required in the May 2017 technical report was completed as at September 30, 2018. The final stages of the push-back require mining Phases 6, 7 and 8 of the San Francisco pit in order to access the main ore body in Phase 9. Mineralization in Phases 6, 7 and 8 occur in more narrow, discontinuous zones which are more difficult to mine without dilution of the ore with the associated waste.

A full technical review of the mining operations commenced in September 2018 and has identified a number of opportunities to reduce mining dilution, including:

•	Optimizing the mine planning to align dig plans with the geological structure;
•	Splitting mining of ore benches; and,
•	Monitoring movement during blasting.

While the technical review is underway, the Company developed an interim mine plan which was agreed to by the mining contractor on a temporary basis until the end of December 2018 with an option to extend until the end of February 2019. The Company is investigating a number of mine planning options for 2019 which includes:

•	Increasing mining rates back to 90,000 to 100,000 tonnes per day if dilution can be effectively controlled in order to complete the pit push-back by the end of 2019;
•	Reducing mining rates in the San Francisco pit and deferring stripping until an improved gold price environment;
•	Bringing forward mining operations in the La Chicharra pit; or,
•	Suspending mining temporarily while continuing leaching and processing low grade ore from stockpiles.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Mineral Reserve estimate at San Francisco dated April 1, 2017, was updated as of July 1, 2018, utilizing the latest available information, including mining depletion over the period and infill and grade-control drilling carried out as part of the mining operations during the period. Mining depletion of Mineral Reserves was partly offset by expansion of the reserves in Phases 6 through 9 of the San Francisco Pit. Total proven and probable mineral reserves totaled 854,472 ounces of gold (55.5 million tonnes at 0.49 g/t) as of July 1, 2018, an approximate decrease of 74,228 ounces of gold or 8% from April 1, 2017. The updated Mineral Reserves are shown in the following table:

Gold Ounces
Proven and probable in-situ gold ounces as of April 1, 2017	928,700
Mined ounces depleted from reserves (April 1, 2017 to July 1, 2018)	(136,000)
Additions from discovered ounces and converted resources	74,000
Other net changes within resource/reserve estimation	(12,228)
Proven and probable in-situ gold ounces as of July 1, 2018	854,472

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018. Since the acquisition, the Company has undertaken a number of improvements to continue the ramp up of operations to steady state by the end of 2019.

In June 2018, the Company commenced work on a NI 43-101 compliant technical report that will include an update to the Mineral Reserves and Resources, a new life of mine plan and recommendations on improvements to increase production and lower costs. Included in these recommendations will be the required work to bring the adjacent Standard Mine into production as well as to further investigate the known sulphide deposit beneath the oxide resource. The report is expected to be completed by the end of 2018.

The first phase of the technical report was completed on October 18, 2018, when the Company published an updated Mineral Resource that had Measured and Indicated Mineral Resources that totaled 132.9 million tonnes of ore with an average grade of 0.40 g/t containing 1.7 million ounces of gold. Mineral Resources were estimated using a gold price of $1,350/oz. It is expected that Mineral Reserves will be developed using a gold price of $1,250/oz.

Ana Paula Project (100%-owned)

Exploration and development work at Ana Paula was temporarily suspended in August 2018 and is not expected to re-commence until the Company is through the ramp-up at Florida Canyon and the pit push-back at San Francisco.

Use of proceeds pertaining to November 30, 2016, bought deal financing

On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the amount remaining to be spent on the El Sauzal Plant refurbishment totalling $3.6 million.

Use of proceeds pertaining to July 20, 2017, bought deal financing

On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. Proceeds utilized totalling $22.2 million are consistent with the Company’s final short form prospectus dated July 12, 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Use of Proceeds (expressed in millions) (1)	Intended use of proceeds as disclosed in the 2017 prospectus	Use of proceeds

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$4.0
Land acquisitions and change of land use permits	4.3	3.7
Owners costs including site CSR and concession payments	3.6	6.4
Exploration of underground, surface potential and hydrology	9.0	7.2

Early construction activities
Equipment refurbishment and access road	3.0	0.9
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total (2)	$36.7	$22.2

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The Company invested $17.3 million on the Ana Paula Project during fiscal 2017. During the nine months ended September 30, 2017, $12.5 million was spent on the Project. The $22.2 million in the table above relates to spending from Q3 2017 through to Q3 2018.

The Company reallocated $3.0 million of the proceeds to support the Rye Patch acquisition. The remaining $11.5 million will be prioritized across the asset portfolio with the intention of supporting San Francisco, Florida Canyon, and corporate general and administrative expenditures.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY AND YTD RESULTS

		Q3 2018		Q2 2018		Q1 2018		Q4 2017		Q3 2017		Q2 2017		Q1 2017		Q4 2016		YTD 2018		YTD 2017
FINANCIAL RESULTS
Metal revenues		$27,941		$26,233		$23,338		$20,593		$25,194		$27,069		$32,306		$30,977		$77,512		$84,569
(Loss) earnings from operations (1)		$(10,760)		$(106)		$3,651		$(547)		$5,082		$7,751		$9,780		$6,927		$(7,215)		$22,613
(Loss) earnings		$(3,720)		$3,284		$3,230		$(2,853)		$5,197		$3,512		$6,042		$5,957		$2,794		$14,751
(Loss) earnings per share
-Basic		$(0.04)		$0.05		$0.07		$(0.06)		$0.12		$0.10		$0.17		$0.18		$0.04		$0.39
-Diluted		$(0.04)		$0.05		$0.07		$(0.06)		$0.12		$0.10		$0.17		$0.18		$0.04		$0.39
Cash (used in) provided by operating activities		$(3,534)		$(8,290)		$(1,826)		$(2,183)		$2,738		$2,772		$9,743		$9,993		$(13,650)		$15,253
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS
Gold sold (ozs)		23,038		20,126		17,449		16,067		19,601		21,495		26,048		26,012		60,613		67,144
Gold produced (ozs)		23,606		19,190		17,624		16,070		19,429		22,011		26,048		25,287		60,420		67,488
Silver sold (ozs)		13,453		13,334		5,826		7,873		8,808		10,332		11,899		12,994		32,613		31,038
Average realized gold price (per oz)		$1,271(2)		$1,293		$1,332		$1,274		$1,278		$1,252		$1,232		$1,191		$1,297(2)		$1,251
Average London PM fix gold price (per oz)		$1,213		$1,306		$1,329		$1,275		$1,278		$1,257		$1,219		$1,221		$1,283		$1,251
By-product cash cost (1) (per oz)		$1,102		$1,018		$884		$1,041		$886		$740		$735		$716		$1,011		$781
All-in Sustaining cost (1) (per oz)		$1,293		$1,314		$1,262		$1,357		$1,104		$954		$848		$910		$1,291		$957
(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)	The average realized gold price includes realized gains on derivatives.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q3 2018 compared to Q3 2017

Loss for the Company was $3.7 million ($0.04 per share) compared to earnings of $5.2 million ($0.12 per share) during Q3 2017 as a result of the following factors:

Metal revenues

Revenues increased 11% or $2.7 million as the Company sold an additional 3,437 gold ounces. The Florida Canyon Mine sold 11,525 ounces for $13.9 million compared to $nil during Q3 2017.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $25.6 million compared to $17.5 million during Q3 2017.

Costs of mining were $14.0 million compared to $9.8 million during Q3 2017. Deferred stripping cost capitalization decreased contract mining costs by $1.4 million compared to $3.7 million during Q3 2017 due to a lower strip ratio and lower waste tonnes moved. Total tonnes mined at San Francisco decreased by 47%. Additionally, more tonnes were mined from the San Francisco pit which has a higher unit mining cost than the La Chicharra pit which was mined during Q3 2017. During Q3 2018, the Company applied diesel credits which decreased contract mining costs by $0.8 million in Q3 2018 compared to $nil during Q3 2017. Florida Canyon contributed an additional $6.7 million compared to $nil during Q3 2017.

Crushing and gold recovery costs were $15.5 million compared to $8.8 million during Q3 2017. This increase is primarily due to higher cyanide consumption required by the ore-type processed at San Francisco resulting in increased costs of $1.2 million. This is offset by $0.5 million lower equipment rental costs, $0.4 million lower maintenance costs, and $0.2 million lower labour costs. Florida Canyon contributed an additional $6.8 million compared to $nil during Q3 2017.

Mine site administrative costs were $2.2 million compared to $1.6 million during Q3 2017. At San Francisco, there was a decrease in labour costs of $0.3 million compared to Q3 2017. Florida Canyon contributed an additional $1.1 million compared to $nil during Q3 2017.

Change in inventories decreased cost of sales by $7.3 million compared to $2.9 million during Q3 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. At San Francisco during Q3 2018, more recoverable gold ounces were deposited than recovered, resulting in an increase in costs allocated to inventory. Florida Canyon contributed an additional $3.8 million compared to $nil during Q3 2017. This decrease is offset by a $2.1 million impairment of the San Francisco ROM inventory compared to $nil during Q3 2017.

Depletion and depreciation costs form a component of cost of sales and were $1.4 million compared to $1.0 million during Q3 2017. Florida Canyon contributed an additional $0.4 million compared to $nil during Q3 2017.

Corporate and administrative expenses

Corporate and administrative expenses increased to $2.7 million compared to $1.6 million during Q3 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $1.2 million compared to $0.6 million during Q3 2017, due to an additional $0.5 million in termination benefits. Consulting and professional fees were $1.0 million compared to $0.5 million during Q3 2017, due to additional tax and accounting fees. Administrative and other were $0.3 million during Q3 2018 and Q3 2017. The significant non-cash component of these expenses includes share-based payments, which was a recovery of $0.1 million compared to an expense of $0.2 million during Q3 2017.

Impairment of El Sauzal Plant

On September 30, 2018, the El Sauzal Plant had a carrying value of $14.0 million. During Q3 2018, the Company obtained third party estimates indicating the El Sauzal Plant fair value was $5.0 million. As a result, the Company impaired the asset by $9.0 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Finance expense (income)

Finance expense was $0.1 million compared to income of $1.0 million during Q3 2017. This is due to a non-cash warrant revaluation gain of $0.7 million compared to $1.1 million during Q3 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities. Interest expense on the credit facility was $0.4 million compared to $nil during Q3 2017. Accretion expense was $0.4 million compared to $0.1 million during Q3 2017.

Gain (loss) on the derivative contracts

Gain on the derivative contracts was $7.8 million compared to a loss of $0.1 million during Q3 2017.

Zero cost collars

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative asset is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques. The realized and unrealized gain on the contracts were $0.8 million and $0.6 million, respectively, during Q3 2018.

Contract Expiry	Counter Party	Ounces	Put	Call
October 29, 2018	ScotiaMocatta	5,000	1,250	1,469
November 28, 2018	ScotiaMocatta	5,000	1,250	1,469
December 27, 2018	ScotiaMocatta	5,000	1,250	1,469
Total ounces		15,000
Weighted average price per ounce			$1,250	$1,469

At November 7, 2018, 10,000 of these option contracts were unsettled and 5,000 were settled for a realized gain of $0.1 million.

Forward sales contracts

Upon acquisition of Rye Patch, the Company assumed fixed price gold forward sales contracts covering 127,371 ounces to be settled through 2021. A total of 14,822 ounces were settled during Q3 2018 resulting in a realized gain of $0.9 million. At September 30, 2018, the Company had contracts covering 99,529 gold ounces with a weighted average price of 1,277 per gold ounce. The revaluation of the contracts led to an unrealized gain of $3.3 million. The carrying value of the derivative asset and liability are based on the valuation of the outstanding forward sales contracts using Level 2 inputs and valuation techniques. Subsequent to September 30, 2018, all remaining forward sales contracts were financially settled netting a realized gain of $2.5 million.

Income taxes

Income tax expense was $1.2 million compared to $0.7 million during Q3 2017.

The current tax expense was $0.5 million compared to $0.3 million during Q3 2017.

Deferred tax expense was $0.8 million compared to $0.5 million during Q3 2017. During Q3 2018, the appreciation of the Mexican Peso led to an increase in the tax base of mining assets decreasing the deferred tax liability. Additionally, the derivative gain increased deferred tax expense by $1.3 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for YTD 2018 compared to YTD 2017

Earnings for the Company was $2.8 million ($0.04 per share) compared to $14.8 million ($0.39 per share) during YTD 2017 as a result of the following factors:

Metal revenues

Revenues decreased 8% or $7.1 million as the Company sold 6,651 fewer gold ounces. The Florida Canyon Mine sold 17,068 ounces for $21.1 million compared to $nil during YTD 2017.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $61.8 million compared to $53.0 million during YTD 2017.

Costs of mining were $40.3 million compared to $30.4 million during YTD 2017. Deferred stripping cost capitalization decreased contract mining costs by $6.6 million compared to $4.6 million during YTD 2017 due to development of new phases at San Francisco. Total tonnes mined increased by 3.0%. Additionally, more tonnes were mined from the San Francisco pit which has a higher unit mining cost than the La Chicharra pit which was mined in Q3 2017. During YTD 2018, the Company began applying diesel credits which decreased contract mining costs by $2.6 million compared to $nil during YTD 2017. Florida Canyon contributed an additional $9.5 million compared to $nil during YTD 2017.

Crushing and gold recovery costs were $34.6 million compared to $23.0 million during YTD 2017. This increase is primarily due to higher cyanide consumption required by the ore-type processed at San Francisco resulting in increased costs of $3.2 million. Additionally, a decrease of $0.7 million is attributed to maintenance costs. Florida Canyon contributed an additional $9.3 million compared to $nil during YTD 2017.

Mine site administrative costs were $5.3 million compared to $3.9 million during YTD 2017. At San Francisco, there was a decrease in labour costs of $0.2 million compared to YTD 2017. Florida Canyon contributed an additional $1.4 million compared to $nil during YTD 2017.

Change in inventories decreased cost of sales by $20.1 million compared to $4.9 million during YTD 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. At San Francisco during YTD 2018, more recoverable gold ounces were deposited than recovered, resulting in an increase in costs allocated to inventory compared to YTD 2017. Florida Canyon contributed an additional $3.1 million compared to $nil during YTD 2017. This decrease is offset by a $2.1 million impairment of the San Francisco ROM inventory compared to $nil during YTD 2017.

Depletion and depreciation costs form a component of cost of sales and were $4.0 million compared to $3.6 million during YTD 2017. Florida Canyon contributed an additional $0.5 million compared to $nil during YTD 2017.

Corporate and administrative expenses

Corporate and administrative expenses increased to $10.0 million compared to $5.4 million during YTD 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $2.9 million compared to $2.4 million during YTD 2017. Consulting and professional fees were $5.0 million compared to $1.2 million during YTD 2017, due to additional $2.7 million of Rye Patch transaction costs. Administrative and other were $0.9 million during YTD 2018 and YTD 2017. The significant non-cash component of these expenses includes share-based payments, which was $0.7 million during YTD 2018 and YTD 2017.

Impairment of El Sauzal Plant

Refer to the Review of Consolidated Financial Information for Q3 2018 compared to Q3 2017 section above.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Finance (income) expense

Finance income was $1.0 million compared to an expense of $0.8 million during YTD 2017. This is due to a non-cash warrant revaluation gain of $2.2 million compared to a loss of $0.6 million during YTD 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities. Interest expense on the credit facility was $0.5 million compared to $nil during YTD 2017. Accretion expense was $0.6 million compared to $0.2 million during YTD 2017.

Gain (loss) on the derivative contracts

Gain on the derivative contracts was $14.7 million compared to a loss of $1.5 million during YTD 2017. The current pricing program is described in the Review of Consolidated Financial Information for Q3 2018 compared to Q3 2017 section above.

Income taxes

Income tax expense was $6.1 million compared to $5.6 million during YTD 2017.

The current tax expense was $2.5 million compared to $6.3 million during YTD 2017. This decrease was due to a reduction in earnings from operations.

Deferred tax expense was $3.5 million compared to a recovery of $0.7 million during YTD 2017. During YTD 2018, there was more capitalized deferred stripping costs compared to YTD 2017 which are deductible for tax purposes increasing the deferred tax expense. Additionally, the derivative gain increased deferred tax expense by $2.6 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

San Francisco is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. San Francisco is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 794,272 proven and probable contained gold ounces and 60,200 low grade stockpile gold ounces (55.5 million tonnes at 0.49 grams per tonne gold). Total measured and indicated gold resources totaled 1,484,197 ounces as of July 1, 2018.

The following is a summary of San Francisco’s production statistics:

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	YTD 2018	YTD 2017
MINING
Ore mined (dry kt)	1,539	1,621	1,726	1,705	1,646	4,886	5,239
Average ore mined grade (g/t Au)	0.48	0.43	0.48	0.53	0.47	0.47	0.49
ROM mined (dry kt)	118	543	1,101	53	-	1,762	-
Average ROM mined grade (g/t Au)	0.14	0.17	0.17	0.19	-	0.17	-
Waste mined (kt)	1,995	4,044	5,853	6,232	5,185	11,892	12,727
Total mined (kt)	3,652	6,209	8,679	7,990	6,830	18,540	17,966
Strip ratio	1.20	1.87	2.07	3.55	3.15	1.79	2.43
Average total mined (t/d)	39,701	68,227	96,437	86,850	74,241	67,914	65,810
Cost per tonne mined	$2.37	$2.14	$1.78	$2.11	$1.98	$2.02	$1.95
CRUSHING AND PROCESSING
Ore processed (kt)	1,602	1,617	1,715	1,724	1,916	4,934	5,813
Average ore processed grade (g/t Au)	0.48	0.46	0.42	0.46	0.40	0.45	0.45
Ore from stockpile processed (kt)	38	-	-	13	130	38	260
Average ore stockpiled grade (g/t Au)	0.25	-	-	0.25	0.25	0.25	0.25
Average ore processed per day (t/d)	17,420	17,771	19,051	18,741	20,830	18,074	21,293
Cost per tonne processed	$5.40	$5.25	$4.76	$5.29	$4.60	$5.13	$3.95
Gold deposited on pad (ozs)	25,305	27,075	28,919	25,723	24,665	81,299	83,811
Cost per tonne - administration	$0.72	$0.73	$0.87	$0.95	$0.84	$0.77	$0.67
PRODUCTION
Gold produced (ozs)	11,608	14,466	17,624	16,070	19,429	43,698	67,488
Silver produced (ozs)	3,912	7,661	8,997	7,873	8,808	20,570	31,038
COSTS
Cash cost per gold ounce on a by-product basis	$1,189	$950	$884	$1,041	$886	$987	$781
All-in sustaining cost per gold ounce on a by-product basis	$1,315	$1,172	$1,137	$1,153	$1,018	$1,196	$957
Total days in period	92	91	90	92	92	273	273

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q3 2018 compared to Q3 2017

The Company produced 40% and 56% fewer gold and silver ounces, respectively, as compared to Q3 2017 due to fewer recoverable ounces deposited and lower recoveries of the San Francisco pit ore.

Stripping decreased during Q3 2018 compared to Q3 2017 as the mine was focusing on Phase 5 ore. During Q3 2017, more stripping was being completed related to development of Phase 5.

Total tonnes and grade processed were 16% lower and 20% higher, respectively, as Phase 5 of the San Francisco pit was the only significant ore source during Q3 2018.

AISC was higher during Q3 2018 compared to Q3 2017 due to lower gold production.

Review of Operations for YTD 2018 compared to YTD 2017

The Company produced 35% and 34% fewer gold and silver ounces, respectively, as compared to YTD 2017 due to fewer recoverable ounces deposited and lower recoveries of the San Francisco pit ore.

Stripping decreased during YTD 2018 compared to YTD 2017 as San Francisco was preparing future phases.

Total tonnes and grade processed were 15% lower and 1% higher, respectively, as Phase 5 of the San Francisco pit was the only significant ore source during YTD 2018.

AISC was higher during YTD 2018 compared to YTD 2017 due to lower gold production.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

FLORIDA CANYON GOLD MINE - OPERATIONS REVIEW

The Florida Canyon Mine is located between Lovelock and Winnemucca, Nevada. The Florida Canyon is an open pit operation, with crushing and heap leach processing facilities. Total measured and indicated gold resources totaled 1,127,000 based on the technical report dated January 27, 2017.

The following is a summary of Florida Canyon’s production statistics:

	Q3 2018	Q2 2018 Post- Acquisition (1)	Q2 2018 (2)	Q1 2018 (2)	YTD 2018 (2)
MINING
Ore mined (dry kt)	1,806	660	1,625	1,684	5,115
Average ore mined grade (g/t Au)	0.33	0.34	0.34	0.34	0.34
Waste mined (kt)	2,051	747	2,198	1,955	6,204
Total mined (kt)	3,858	1,407	3,822	3,640	11,320
Strip ratio	1.14	1.13	1.35	1.16	1.21
Average total mined (t/d)	41,930	46,889	42,002	40,440	41,463
Cost per tonne mined	$1.67	$2.02	$1.76	$1.58	$1.65
CRUSHING AND PROCESSING
Ore processed (kt)	1,782	719	1,782	1,977	5,541
Average ore processed grade (g/t Au)	0.30	0.33	0.33	0.34	0.32
Average ore processed per day (t/d)	19,319	23,969	19,590	21,966	20,282
Cost per tonne processed	$3.84	$3.44	$3.67	$2.81	$3.42
Gold deposited on pad (ozs)	17,001	7,727	18,966	21,431	57,398
Cost per tonne - administration	$0.53	$0.58	$0.62	$0.57	$0.62
PRODUCTION
Gold produced (ozs)	11,998	4,724	11,587	10,846	34,431
Silver produced (ozs)	8,960	4,142	8,734	5,709	23,403
Total days in period	92	36	91	90	273
(1)	Information provided is for the period May 25, 2018, to June 30, 2018.
(2)	Information provided includes Rye Patch pre-acquisition statistics.

Review of Operations for Q3 2018 compared to Q2 2018

Gold production increased to 11,998 ounces in Q3 2018 as the result of ongoing ramp up of the heap leach to steady state operations.

Strip ratio was lower in Q3 2018 as the majority of the YTD 2018 stripping requirements were conducted in Q2 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At September 30, 2018, the Company had positive working capital of $72.9 million. The Company had cash and cash equivalents of $24.5 million, trade and other receivables of $15.2 million, inventories of $67.3 million, and trade payables and accrued liabilities of $33.5 million.

The current pricing program is described in the Review of Consolidated Financial Information for Q3 2018 compared to Q3 2017 section above.

Cash flow

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash and cash equivalents, beginning of period	$19,699	$35,883	$31,474	$33,877
Cash (used in) provided by operating activities	(3,534)	2,738	(13,650)	15,253
Cash provided by (used in) investing activities	10,342	(27,504)	10,996	(38,496)
Cash (used in) provided by financing activities	(2,024)	37,310	(4,226)	37,304
Effects of exchange rate changes on the balance of cash held in foreign currencies	(17)	37	(128)	526
Cash and cash equivalents, end of period	$24,466	$48,464	$24,466	$48,464

Review of Cash flow Q3 2018 compared to Q3 2017

Cash used in operating activities was $3.5 million compared to cash provided by operating activities of $2.7 million during Q3 2017:

-	Earnings from operations decreased to $0.9 million compared to earnings of $6.7 million during Q3 2017;
-	Movements in trade receivables increased cash by $0.8 million compared to a decrease of $2.4 million during Q3 2017 due to:
•	Tax instalments applied against VAT receivable was $0.1 million compared to $1.6 million during Q3 2017; and,
•	The Company collected $4.2 million VAT compared to $2.4 million during Q3 2017.
-	Movements in trade payables and other liabilities increased cash by $1.2 million compared to $1.5 million during Q3 2017; and,
-	Movements in inventories decreased cash by $6.8 million compared to $3.0 million during Q3 2017:
•	Movements in ore in process decreased cash by $7.1 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Cash provided by investing activities was $10.3 million compared to cash used in investing activities of $27.5 million during Q3 2017:

-	Expenditures related to the San Francisco Mine were $1.4 million compared to $6.8 million during Q3 2017;
-	Expenditures related to the Florida Canyon Mine were $0.5 million compared to $nil during Q3 2017;
-	Expenditures related to Ana Paula developments were $2.2 million compared to $3.2 million during Q3 2017;
-	Expenditures related to Rye Patch transaction costs were $0.7 million compared to $nil during Q3 2017;
-	Short-term investments of $10.0 million matured; and,
-	Cash received on reclamation bonds was $5.1 million.

Cash used in financing activities was $2.0 million compared to cash provided by financing activities of $37.3 million during Q3 2017:

-	Credit facility principal and accrued interest was repaid of $1.8 million.

Review of Cash flow YTD 2018 compared to YTD 2017

Cash used in operating activities was $13.7 million compared to cash provided by operating activities of $15.3 million during YTD 2017:

-	Earnings from operations decreased to $11.8 million compared to $28.0 million during YTD 2017;
-	Movements in trade receivables decreased cash by $4.7 million compared to $4.8 million during YTD 2017 due to:
•	Tax instalments applied against VAT receivable was $1.3 million compared to $6.2 million during YTD 2017; and,
•	The Company collected $9.6 million VAT compared to $7.2 million during YTD 2017.
-	Movements in trade payables and other liabilities decreased cash by $0.7 million compared to an increase of $3.0 million during YTD 2017;
-	Income taxes paid decreased cash by $1.3 million compared to $3.7 million during YTD 2017; and,
-	Movements in inventories decreased cash by $18.6 million compared to $6.5 million during YTD 2017:
•	Movements in ore in process decreased cash by $21.9 million.

Cash provided by investing activities was $11.0 million compared to cash used in investing activities of $38.5 million during YTD 2017:

-	Expenditures related to the San Francisco Mine were $9.1 million compared to $11.7 million during YTD 2017;
-	Expenditures related to the Florida Canyon Mine were $0.6 million compared to $nil during YTD 2017;
-	Expenditures related to Ana Paula developments were $12.5 million compared to $9.1 million during YTD 2017;
-	Expenditures related to Rye Patch transaction costs were $3.0 million compared to $nil during YTD 2017;
-	Short-term investments of $20.0 million matured;
-	Cash received on the Rye Patch acquisition was $11.0 million; and,
-	Cash received on reclamation bonds was $5.1 million.

Cash used in financing activities was $4.2 million compared to cash provided by financing activities of $37.3 million during YTD 2017.

-	Credit facility principal and accrued interest of $3.8 million was repaid.

Currency risk

At San Francisco, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 85% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q3 2018, the Mexican peso averaged MXP 18.98 to $1.00, and the Canadian dollar averaged C$1.31 to $1.00. During Q3 2017, the Mexican peso averaged MXP 17.82 to $1.00 and the Canadian dollar averaged C$1.25 to $1.00. The effect of the difference in average exchange rates decreased costs during Q3 2018 by approximately $0.5 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

During YTD 2018, the Mexican peso averaged MXP 19.04 to $1.00, and the Canadian dollar averaged C$1.29 to $1.00. During YTD 2017, the Mexican peso averaged MXP 18.93 to $1.00 and the Canadian dollar averaged C$1.31 to $1.00. The effect of the difference in average exchange rates decreased costs during YTD 2018 by approximately $0.2 million.

Capital resources

The capital of the Company consisted of consolidated equity, the credit facility, equipment loan payable, and other financial liability, net of cash and cash equivalents and short-term investments.

	September 30,	December 31,
	2018	2017
Equity	$270,176	$196,585
Credit facility	13,585	-
Equipment loan payable	2,207	-
Other financial liability	5,000	-
	290,968	196,585
Less: Cash and cash equivalents	(24,466)	(31,474)
Less: Short-term investments	-	(20,082)
	$266,502	$145,029

At September 30, 2018, the Company’s credit facility required a minimum cash and cash equivalents balance of $6.5 million. There were no other externally imposed capital requirements. Subsequent to September 30, 2018, the minimum cash and cash equivalents requirement was removed.

The capital resources of the Company increased to $266.5 million from $145.0 million at December 31, 2017.

Dividends

No dividends were declared or paid during Q3 2018 or YTD 2018.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at November 7, 2018, are 84,707,143, 3,363,634 and 11,094,874, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Production costs	$25,587	$17,523	$61,801	$52,956
Divided by gold sold (ozs)	23,038	19,601	60,613	67,144
Cash cost per gold ounce	1,111	894	1,020	789
Less: By-product silver credits per gold ounce (1)	(9)	(8)	(9)	(8)
Cash cost per gold ounce on a by-product basis	$1,102	$886	$1,011	$781

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and nine months ended September 30, 2018, total by-product silver credits were $0.2 million and $0.5 million, respectively (three months and nine months ended September 30, 2017 - $0.1 million and $0.5 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Production costs	$25,587	$17,523	$61,801	$52,956
Corporate and administrative expenses (1)	2,161	1,640	6,907	4,713
Sustaining capital expenditures (2)	1,987	2,583	9,745	6,943
Accretion for site reclamation and closure	269	45	486	173
Less: By-product silver credits	(214)	(148)	(524)	(528)
All-in sustaining costs	29,790	21,643	78,259	64,257
Divided by gold sold (ozs)	23,038	19,601	60,613	67,144
All-in sustaining cost per gold ounce on a by-product basis	$1,293	$1,104	$1,291	$957

(1)

Corporate and administrative expenses adjusted for the three and nine months ended September 30, 2018, to remove Rye Patch transaction costs of $0.1 million and $2.7 million, respectively, and termination benefits of $0.5 million and $0.5 million, respectively.

(2)

For the three and nine months ended September 30, 2018, sustaining capital expenditures includes deferred stripping of $1.4 million and $6.6 million, respectively (three and nine months ended September 30, 2017 - $3.7 million and $3.7 million, respectively).

Cash (used in) provided by operating activities per share

Cash (used in) provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash (used in) provided by operating activities	$(3,534)	$2,738	$(13,650)	$15,253
Divided by basic weighted average shares outstanding	83,784,066	41,903,758	63,013,817	37,699,713
Cash (used in) provided by operating activities per share	$(0.04)	$0.07	$(0.22)	$0.40

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings (loss) from mine operations

Earnings (loss) from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

(Loss) earnings from operations

(Loss) earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses, loss on sale of asset, and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of September 30, 2018. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016, and note 2 of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017, are consistent with those applied and disclosed in the Company’s annual consolidated financial statements, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2017, or upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's interim financial statements.

Changes in accounting policies not yet effective

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company plans to adopt IFRS 16 for periods beginning after January 1, 2019.

The Company is currently evaluating the potential impact of applying IFRS 16.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of September 30, 2018.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2017, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q3 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2017.

For a detailed listing of the risk factors relating to the Rye Patch Plan of Arrangement, please refer to the Company’s Information Circular for the Annual General and Special Meeting of Alio Gold Inc. held on May 18, 2018.

Indicators of impairment

At each reporting date, the Company reviews the carrying amount of its non-financial assets to determine whether there are any indicators of impairment. At September 30, 2018, the Company’s net assets were lower than its market capitalization. The Company perceives the decrease in market capitalization to be short-term in nature and the result of political and project risks in Mexico, weakening spot gold prices, and temporary operating challenges. The Company will continue to monitor net assets and market capitalization deviations in future periods.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Interim mining contract and contractor negotiations

An interim mine plan at San Francisco is currently being negotiated with the mining contractor. If negotiations are unsuccessful there is the risk of financial dispute and disruption in mine operations.

RESERVES AND RESOURCES

San Francisco Mine as of July 1, 2018 (1)

	Proven			Probable			Proven & Probable
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	17,757,023	0.518	273,741	23,359,785	0.540	405,239	41,116,808	0.514	678,980
La Chicharra Pit	5,328,803	0.522	89,489	1,835,220	0.437	25,804	7,164,023	0.501	115,292
Total	23,085,826	0.489	363,230	25,195,005	0.532	431,043	48,280,831	0.512	794,272
Low-grade stockpile	7,199,000	0.260	60,200	-	-	-	7,199,000	0.260	60,200

	Measured			Indicated			Measured & Indicated
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	33,041,153	0.547	580,545	38,485,816	0.557	688,856	71,526,969	0.552	1,269,403
La Chicharra Pit	6,674,718	0.550	118,028	6,019,509	0.500	96,766	12,694,227	0.526	214,794
Total	39,715,871	0.547	698,574	44,505,325	0.549	785,621	84,221,196	0.548	1,484,197

	Inferred
	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	1,725,608	0.528	29,293
La Chicharra Pit	222,238	0.462	3,301
Total	1,947,846	0.520	32,594
(1)	Figures may not total due to rounding.

San Francisco Mine: Reserve and Resource Reporting Notes as of July 1, 2018:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,250 per ounce of gold.
5.	Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold.

Florida Canyon Mine as of July 31, 2018 (1)

	Measured			Indicated			Measured & Indicated
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	46,448	0.40	597	9,758	0.37	115	56,206	0.39	712
Main Pit	27,983	0.37	331	9,100	0.34	100	37,083	0.36	431
Jasperoid Hill	5,393	0.39	68	2,046	0.32	21	7,439	0.37	89
Radio Towers	25,243	0.46	375	6,904	0.47	103	32,147	0.46	478
Total	105,068	0.41	1,371	27,807	0.38	339	132,875	0.40	1,711

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

	Inferred
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	508	0.39	6
Main Pit	473	0.64	10
Jasperoid Hill	155	0.33	2
Radio Towers	271	0.54	5
Total	1,407	0.43	22
(1)	Figures may not total due to rounding.

Florida Canyon Mine: Resource Reporting Notes as of July 31, 2018:

1.	All Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate.

3.	An updated 3D geologic model was used to constrain the resource using both lithology and structure.
4.

Gold recovery is modelled based on a non-linear relationship to Au Fire Assay grade and is evaluated on a block by block basis in the resource model. To account for this variability, an NSR value was calculated for each block and cutoffs were then applied to the NSR.

5.

The resource model was constructed in US units, and quantities and grades in the table above reflect conversion to metric units for reporting where applicable. NSR cut-offs and unit costs in the notes below are expressed in $/short ton (ston).

6.

Resources are reported using a NSR cutoff grade of $3.99/ston for the Central area, $4.09/ston for the Central N. and Jasperoid Hill areas, $3.94/ston for the Main and Radio Towers areas, $4.04/ston for the Radio Towers N. area, and $3.99/ston for the Radio Towers2 area. The variable NSR cutoffs account for differences in haulage cost.

7.	Resources in the table above are grouped by major mining area. Central and Central N. were combined, as were all Radio Towers mining areas.
8.

Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: $1,350/toz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area, $2.80/toz Au Sales Cost, $1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base ore processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A with respect to the Ana Paula Project was reviewed and approved by the Company’s Chief Executive Officer, Greg McCunn, P.Eng., a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a BASc. in Metals and Materials Engineering, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this MD&A with respect to the San Francisco Mine was reviewed and approved by the Company’s Director of Mining, Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this MD&A with respect to the Florida Canyon Mine was reviewed and approved by the Company’s Chief Operating Officer, Doug Jones, a Registered Member of SME with a BSc. in Mining Engineering, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The resource estimate and related geologic modeling for the Florida Canyon Mine were conducted by, or under the supervision of Tim Carew, M.Sc. P.Geo. of SRK Consulting (U.S.), Inc., Reno, Nevada. Mr. Carew is a Qualified Person and is independent of Alio Gold for the purposes of NI 43-101. Mr. Carew has reviewed and approved the technical content contained herein.